October 18, 2007

Ashmead Pringle
Greenhaven Continuous Commodity Index Fund
3340 Peachtree Road, Suite 1910
Atlanta, GA 30326

        Re: **Greenhaven Continuous Commodity Index Fund**
                   Greenhaven Continuous Commodity Index Master Fund
                   Amendment No. 3 to Form S-1
                   Filed October 2, 2007
                   File No. 333-138424

Dear Mr. Pringle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page number references in our comments correspond to the page numbers in your EDGAR filing.

Risk Factors

Your investment could suffer in the event that Reuters America LLC decides to terminate the license agreement between itself and the Managing Owner, page 3

1.   We note your response to prior comment 1 and the two Addenda to the original license agreement. Please revise this risk factor to clearly state that the initial term of the agreement expires on October 12, 2008 and discuss the additional risk that Reuters may terminate the agreement upon expiration of the initial term. Provide similar disclosure

regarding the initial expiration date on page 40 under the heading "Material Contracts – License Agreement."

Exhibit 5.1 – Legal Opinion

2.   The opinion expressed in paragraph 2 on page 3 of the letter refers to the Limited Units to be issued by the Index Fund. Similarly, the opinion expressed in paragraph 3 refers to the Limited Shares to be issued by the Master Fund. The registration statement, however, relates to common units of beneficial interest to be issued by both the Index Fund and the Master Fund. Please provide a revised opinion that accurately identifies the units covered by the opinion.

3.   Counsel's assumptions in paragraph B, clauses (i), (ii), and (iii) are not appropriate with respect to the registrants because they assume facts that are easily determined and are critical to the opinion. Please provide a revised opinion that omits these assumptions or limits them to third parties.

Exhibit 10.7 – License Agreement

4.   We note that the copies of both Addenda filed with this exhibit do not include signatures. Please re-file the agreement to include executed copies of the Addenda, consistent with the executed signature page of the original agreement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 551-3428 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael G. Tannenbaum, Esq. *(via facsimile)*
        Tannenbaum Helpern Syracuse & Hirschtritt LLP